Supplement

                                                                February 5, 2004
                                                        Toyota Motor Corporation


   Comparison of Consolidated Financial Results for FY2003 Third Quarter
              under Japanese and U.S. Accounting Standards

FY2003 third quarter (October 1, 2002 - December 31, 2002)                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                             Differences
                                    --------------------------------------------------------------
                                         (1)            (2)               (3)              (4)
                                      Scope of       Reporting         Gains on        Impairment
                       Japanese     consolidation     category      transfer of the        on                       U.S.
    Category           standards                    of equity in    substitutional     marketable       Other      standards
                                                    earnings of     portion of the     securities
                                                     affiliated        employee
                                                      companies      pension fund
------------------------------------------------------------------------------------------------------------------------------
Net revenues              4,186.7       (99.3)            -                 -                -         (34.8)       4,052.6
------------------------------------------------------------------------------------------------------------------------------
Income before
income taxes,
minority interest
(and equity in              380.6       (13.9)        (16.6)            (10.4)           (32.9)         (6.7)         300.1
earnings of affiliated
companies*)
------------------------------------------------------------------------------------------------------------------------------

* Indicates the comparison between "Income before income taxes and minority interest in consolidated subsidiaries" under Japanese GAAP and "Income before income taxes, minority interest and equity in earnings of affiliated companies" under U.S. GAAP.

(1)  Scope of Consolidation
     The consolidation scope under the U.S. standards is determined based on the ownership of voting shares (more than 50%). Therefore, those companies that are consolidated according to the control basis under the Japanese standards are excluded from the scope of consolidation.

(2)  Reporting Category of Equity in Earnings of Affiliated Companies
     "Equity in earnings of affiliated companies" reported as non-operating income under the Japanese standards is not included in "income before income taxes, minority interest and equity in earnings of affiliated companies" under the U.S. standards, therefore the figure for this item has been reclassified.

(3)  Gains on Transfer of the Substitutional Portion of the Employee Pension
     Fund
     Under the U.S. standards, gains or losses on transfer of the substitutional portion of the employee pension fund are recognized at the time of the actual transfer, therefore "gains on transfer of the substitutional portion of the employee pension fund," recognized under the Japanese standards, is not recognized.

(4)  Impairment on Marketable Securities
     Losses from impairment on certain marketable securities whose acquisition costs under the U.S. standards exceed those under the Japanese standards are recognized.